SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number <u>33-62598</u>

_____<u>FAIRFIELD MANUFACTURING COMPANY, INC.</u>_____
(Exact name of registrant as specified in its charter)

U.S. 52 South
Lafayette, IN
_____<u>(765) 772-4000</u>_____
(Address, including zip code, and telephone number, including
area code, of registrant's principal executive offices)

_____<u>11-1/4% Series A Cumulative Exchangeable Preferred Stock</u>_____
(Title of each class of Securities covered by this Form)

_____<u>None</u>_____
(Titles of all other classes of securities for which a duty to file reports
under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to
terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[x]		

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, Fairfield
Manufacturing Company, Inc. has caused this certification/notice to be signed on its behalf
by the undersigned duly authorized person.

Date: October 14, 2003   By: <u>/s/Richard A. Bush</u>
                                 Name: Richard A. Bush
                                 Title: Senior Vice President and
                                  Chief Financial Officer